ALLIED GOLD LIMITED
ACN 104 855 067

31 October 2006

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDING 30 SEPTEMBER 2006

HIGHLIGHTS

- **Memorandum of Understanding entered into with one of the largest gold mining companies in China, Zijin Mining Group Co. Ltd ("Zijin"), whereby Zijin has agreed to subscribe for 30,213,471 fully paid shares at an issue price not less than A$0.60 per share, subject to certain conditions. Due diligence investigations including a site visit to Allied Gold's Simberi gold project are underway.**

- **First gold production remains on track for September / October 2007. Significant progress has been made on the construction of the company's 100% owned Simberi Oxide Project. Allied Gold has committed AUD$28.4m to the project thus far, representing 35.5% of the total capital expenditure budget.**

- **Additional drilling results from resource extension drilling at the Pigicow and Samat deposits and exploration drilling at the Adora prospect point to enhanced project economics. Best results included:**

  - **56m at 2.71 g/t gold from surface (hole ended in mineralisation)**

  - **45m at 2.34 g/t gold from surface (hole ended in mineralisation)**

  - **30m at 2.82 g/t gold from surface, including 19m from surface at 3.93 g/t gold**

  - **30m at 1.69 g/t gold from surface, including 19m at 2.20 g/t gold from 11m (hole ended in mineralisation)**

  - **13m at 2.29 g/t gold from 37m, including 5m at 5.03 g/t gold from 43m**

  - **30m at 3.48 g/t gold from surface, including 18m at 5.28 g/t gold from 12m and 1m at 23.70 g/t gold from 28m**

- **Revised resource estimates are being compiled for the Pigicow, Bekou Creek (exploration results outlined in the June Quarter report) and Samat deposits.**

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

MEMORANDUM OF UNDERSTANDING – ZIJIN MINING GROUP CO. LTD

On 25 September 2006 Allied Gold Limited (Allied) announced that, following an unsolicited approach, it had entered into a Memorandum of Understanding (MOU) with Zijin Mining Group Co. Ltd (Zijin) whereby, subject to certain conditions, Zijin has agreed to subscribe for 30,213,471 fully paid ordinary shares representing 10% of the fully diluted issued capital in Allied.

The issue price of these shares will be AUD$0.60 per share or higher as agreed by the two parties after the completion of a 45 day due diligence period. Allied must also seek shareholder approval in accordance with ASX Listing Rule 7.1 and have undertaken to convene a General Meeting within 45 days of Zijin successfully completing its due diligence.

Allied and Zijin have also entered into a future cooperation agreement which may include the establishment of a 50/50 joint venture company for future mining and resource related opportunities outside of China. In addition, in the event that Allied should decide to dispose or assign any of its interest in the Simberi Gold Oxide Project located on ML 136, it must first offer that interest to Zijin on the same commercial terms.

Zijin is currently completing its due diligence, including conducting an inspection of the Simberi project site.

Zijin is a Hong Kong Stock Exchange listed company with a current market capitalisation of over US$5 billion. It operates several gold mines including the Fijian Zijinshan Gold mine, China's largest oxide open pit, produced 490,000 ounces of gold in 2005 and has major metal resources of 12 million ounces of gold, 6 million tonnes of copper, 226 million tonnes of iron ore and 400 million tonnes of coal as well as significant quantities of zinc, tin and molybdenum.

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional carbon in leach processing facility.

Allied has current Oxide / Sulphide Resources of 2,344,000 ounces of gold including 759,000 ounces of oxide and transitional gold reserves and mineral resources within designed pits. The project is fully permitted and has the support of local landowner groups and Government.

The project development remains on track with earthworks associated with the establishment of a fully equipped construction camp, the upgrading of the airstrip, construction of the haul road to the Samat deposit and the establishment of a ring road around the island complete or in excess of 90% completed.

To 30 September Allied's EPCM contractor, Intermet Engineering, had committed A$20.6m of the total budget works of $54.8m. Additionally, the infrastructure projects that make up those works directly under the control of Allied are committed to the extent of $7.8m, which is 31% of the budget amount. This means that AUD$28.4m or 35.5% of the total AUD$80.0m project capital expenditure budget has been committed thus far.

A summary of construction progress is:

- Engineering Design 57% complete
- Overall Earthworks 75% complete

- Procurement — 85% complete
- Process Plant Construction — First concrete pour due week of 23 October

Future milestones include:

- Wharf construction — due December 06
- Accommodation village — January 07
- Deep Sea Tailings Placement — April 07
- Power Station — June 07
- Plant Commissioning — September 07
- Aerial Rope Conveyor — October 07
- First Gold Pour — September / October 07

EXPLORATION

PHASE 5 DRILLING ON SIMBERI ISLAND – ML 136

During the Quarter, 37 shallow RC holes were completed at Pigicow for a total of 1049 metres of drilling, 17 shallow RC holes were completed at Samat for a total of 545 metres of drilling and 6 shallow RC holes were completed at Adora for a total of 243 metres of drilling.

Additionally, 18 shallow HQ diamond core holes were drilled for engineering purposes in the processing plant area for a total of 288.5 metres of drilling. Three sterilization HQ diamond core drillholes were also completed at the processing plant site for a total of 374.1 metres of drilling.


Botlu
Pigicow
Proposed Process Plant
Pigiput Bay
North Samat
East Samat
South Samat
Adora
Bekou Creek

Existing and potential Oxide deposits within trucking distance to the Plant

Oxide Gold Mineralisation Target – Pigicow

Final assay results were received for the remainder of the 85 RC Phase 5 drillholes at Pigicow. The first tranche results (RC1267 - RC1297) were reported in the previous Quarterly Report. The drill program was designed to infill previous drilling with a view to increasing the confidence level of the resource. Best results included:

- 56m at 2.71 g/t gold from surface (hole ended in mineralisation) in RC1317
- 45m at 2.34 g/t gold from surface (hole ended in mineralisation) in RC1314
- 30m at 2.82 g/t gold from surface, including 19m from surface at 3.93 g/t gold in RC1340
- 30m at 1.69 g/t gold from surface, including 19m at 2.20 g/t gold from 11m (hole ended in mineralisation) in RC1336

A full tabulation of assay results at Pigicow is attached in Appendix 1.

Oxide Gold Mineralisation Target – Samat

Drilling at Samat targeted the northern extent of the current relatively high grade (>2 g/t gold) resource in the area. Best results included:

- 30m at 3.48 g/t gold from surface, including 18m at 5.28 g/t gold from 12m and 1m at 23.70 g/t gold from 28m in RC1360
- 28m at 1.30 g/t gold from surface, including 1m at 29.70 g/t gold from 10m in RC1368

A full tabulation of assay results at Samat is attached in Appendix 2.

Oxide Gold Mineralisation Target – Adora

Drilling at Adora targeted the southern extent of previously identified gold mineralisation. Best results included:

- 13m at 2.29 g/t gold from 37m, including 5m at 5.03 g/t gold from 43m in RC1354
- 5m at 1.07 g/t gold from 20m and 3m at 1.21 g/t gold from 38m in RC1357

A full tabulation of assay results at Adora is attached in Appendix 3.

Revised Resource Estimates

Revised resource estimates are currently being conducted on Pigicow, Samat and Bekou Creek (drill results contained in the June quarter report). These areas were targeted due to their proximity to the processing plant site, head grades well in excess of those in the current ore reserve, and accessibility. Whilst the resource additions are unlikely to result in a quantum leap in inventory, the elevated head grades have the potential to enhance project economics whilst the amenability to standard truck and shovel mining techniques allows for timely project commissioning without reliance on completion of the aerial rope conveyor.

TATAU EXPLORATION PROJECT – EL 609

Tatau Island Exploration Camps

The field base camp established at Tomalabat on the southern coast of Tatau Island is operational. A fly camp has been established at the Talik prospect in the centre of the island to support drilling and geophysical survey teams.

Drilling at Talik Prospect, Tatau Island

The first-pass drilling program that was commenced at the Talik prospect on Tatau in June 2006 was completed during the Quarter, with 4 RC holes (RC2003 – RC2006) for a total of 331 metres and eight diamond core holes (RC2002DD, TA002 – TA008) for a total of 1028.6 metres. Drillhole locations relative to IP traverses were as follows:



IP readings completed August 2006
IP readings completed September 2006
IP readings completed June 2006
IP readings completed July 2006
RC2006
RC2003
RC2001
RC2004
RC2002
TA001
RC2005
11,000E
10,800E
10,600E
10,400E
10,200E
10,000E
9,800E
9,600E
9,400E
9,200E
9,000E
TALIK WEST
Kennecott IP
Previous Drillhole
Completed Aug 2006
Completed Sept 2006

Best results from this program included:

- 1m at 2.13 g/t gold from 44m in TA005
- 2m at 5.08 g/t gold from 28m in RC2001
- 3m at 1.22 g/t gold from 32m in RC2003.

Hole TA001 recorded no significant gold intercepts but did record elevated copper levels in analysis with 14m at 2474 ppm copper from 106m being the most significant.

A full tabulation of assay results at Talik is attached in Appendix 4.

EXPLORATION FORWARD PROGRAM

Both of the drilling rigs are on Simberi Island with one of them currently dedicated to sterilisation drilling and geotechnical holes associated with mine infrastructure. The second drill rig is at present undertaking exploration drilling on the Monum Creek prospect, following up a **5m at 18.15 g/t** gold channel sample. Later in the December quarter it is intended to commence a drilling program to test the sulphide potential at Samat and Pigiput.

Pigiput already contains an inferred sulphide resource of 1.3 million tonnes at 10.4 g/t gold for 420,000 ounces, using a cut off grade of 4 g/t. Some optimisation work on this resource has been recently completed, the results of which are under review.

A trenching program on the Matanobol Creek prospect on ML 136 has also commenced as has around 30 line kilometres of induced polarisation (IP) survey over south west Tatau Island.

CORPORATE

CASH AND SECURITIES ON ISSUE

At 30 September 2006, Allied Gold Limited had AUD$46.6 million cash in hand. This represents 17cents per Allied Gold Limited share.

There were no shares issued during the quarter.

Current issued securities comprise;

272,042,528 fully paid ordinary shares listed on the ASX and on AIM
22,132,183 listed options exercisable at $0.20 expiring 30 June 2007
3,000,000 unlisted options exercisable at $0.30 and 2,000,000 unlisted options exercisable at $0.40 expiring 30 June 2007
2,960,000 unlisted options exercisable at $0.50 expiring 31 December 2008

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

APPENDIX 1: PIGICOW GOLD ASSAY RESULTS AND DRILLHOLE DETAILS

Hole	TIG Co-ordinates		Dip/Azi.	From	To	Length	Au Grade	Oxidation
	Northing mN	Easting mE		(m)	(m)	(m)	(g/t)	
RC1298	208009	44119	-60/180	0	30	30	**1.16**	OX, TR, SU
				0	3	3	0.96	OX
				8	30	22	**1.42**	TR, SU
RC1299	208084	44134	-90/000	0	21	21	0.05	OX, SU
RC1300	208105	44108	-90/000	0	25	25	0.03	OX, SU
RC1301	208130	44170	-90/000	0	21	21	**1.05**	OX, SU
				10	21	11	**1.98**	SU
RC1302	208039	44186	-90/000	0	21	21	0.08	OX, TR, SU
				6	7	1	0.83	TR
RC1303	208014	44074	-90/000	0	30	30	0.05	OX, TR, SU
RC1304	207954	44114	-90/000	0	29	29	0.34	OX, TR, SU
				0	2	2	0.74	OX
				6	10	4	0.69	OX
				20	21	1	0.69	SU
RC1305	207954	44114	-90/000	0	38	38	0.39	OX, SU
				13	20	7	0.82	OX
				33	37	4	0.53	SU
RC1306	207944	43979	-90/000	0	20	20	0.19	OX, TR, SU
				10	11	1	0.91	SU
RC1307	207954	43934	-90/000	0	31	31	0.01	OX, TR, SU
RC1308	207954	43934	-90/000	0	20	20	0.01	OX, TR
RC1309	207914	43934	-90/000	0	23	23	0.84	OX, TR, SU
				3	11	8	**1.91**	OX, TR, SU
				17	18	1	0.72	SU
RC1310	207914	43894	-90/000	0	21	21	0.33	OX, TR,SU
				10	12	2	**1.61**	SU
RC1311	207914	43894	-90/000	0	20	20	0.08	OX, TR,SU
RC1312	207880	43943	-90/000	0	25	25	0.01	OX, SU
RC1313	207900	43877	-90/000	0	36	36	0.48	OX, TR, SU
				4	5	1	0.89	OX
				28	36	8	**1.67**	SU
RC1314	207878	43852	-90/000	0	45	45	**2.34**	OX, TR, SU
				2	45	43	**2.43**	OX, TR, SU
RC1315	207803	43983	-90/000	0	27	27	0.04	SU, TR
RC1316	207825	43933	-90/000	0	35	35	0.01	SU, TR
RC1317	207739	43939	-60/226	0	56	56	**2.71**	OX, TR, SU
				5	56	51	**2.96**	OX, TR, SU
RC1318	207734	43904	-60/046	0	27	27	0.07	OX, TR, SU
RC1319	207724	43874	-60/046	0	42	42	0.07	OX, TR, SU
RC1320	207754	43839	-60/046	0	36	36	0.29	OX, TR, SU
				4	7	3	0.70	OX
				17	19	2	0.78	OX
				35	36	1	**1.19**	OX
RC1321	207686	43845	-90/000	0	29	29	0.04	OX, TR, SU
RC1322	207674	43949	-60/046	0	30	30	0.25	OX, TR, SU
				0	5	5	**1.23**	OX

Hole	TIG Co-ordinates		Dip/Azi.	From	To	Length	Au Grade	Oxidation
	Northing mN	Easting mE		(m)	(m)	(m)	(g/t)	
RC1323	207665	43962	-60/046	0	30	30	0.11	OX, TR, SU
				5	6	1	0.69	OX
RC1324	207759	44004	-90/000	0	30	30	0.04	OX, TR, SU
RC1325	207733	43989	-60/226	0	25	25	0.33	OX, TR, SU
				7	15	8	0.84	OX, TR, SU
RC1326	207707	43974	-60/046	0	25	25	0.38	OX, SU
				0	2	2	**2.78**	OX
RC1327	207686	43940	-60/046	0	25	25	0.04	OX, SU
RC1328	207703	43906	-60/046	0	29	29	**1.36**	OX, TR, SU
				0	4	4	0.99	OX
				7	27	20	**1.69**	OX, TR, SU
RC1329	207627	43850	-90/000	0	30	30	0.12	OX, TR, SU
				5	6	1	0.69	OX
				22	23	1	0.50	SU
RC1330	207561	43866	-90/000	0	29	29	0.01	OX, SU
RC1331	207670	43885	-90/000	0	25	25	0.06	OX, TR, SU
				14	15	1	0.60	SU
RC1332	207639	43811	-90/000	0	30	30	0.12	OX, TR, SU
				0	1	1	0.51	OX
RC1333	207665	43814	-90/000	0	25	25	0.26	OX, TR, SU
				17	21	4	**1.04**	SU
RC1334	207686	43796	-90/000	0	25	25	0.05	OX, TR, SU
				16	17	1	0.61	SU
RC1335	207709	43748	-90/000	0	30	30	0.58	OX, SU
				1	3	2	**2.44**	OX
				11	12	1	0.79	SU
				21	30	9	0.95	SU
RC1336	207700	43742	-90/000	0	30	30	**1.69**	OX, TR, SU
				0	4	4	**1.72**	OX
				11	30	19	**2.20**	TR, SU
RC1337	207754	43758	-90/000	0	30	30	0.65	OX, TR, SU
				0	17	17	0.77	OX, TR, SU
				24	30	6	0.83	SU
RC1338	207710	43774	-90/000	0	28	28	0.48	OX, SU
				9	13	4	0.73	OX, SU
				20	28	8	0.92	SU
RC1339	207986	43815	-90/000	0	20	20	**1.21**	OX, SU
				0	16	16	**1.49**	OX, SU
RC1340	207976	43786	-90/000	0	30	30	**2.82**	OX, SU
				0	19	19	**3.93**	OX, SU
				22	28	6	**1.41**	SU
RC1341	207979	43787	-60/180	0	25	25	0.30	OX, TR, SU
				12	16	4	**1.04**	SU
				24	25	1	**1.15**	SU
RC1342	207955	43756	-60/000	0	36	36	0.68	OX, TR, SU
				4	8	4	0.99	OX
				17	30	13	**1.35**	OX, TR, SU
RC1343	207917	43653	-60/000	0	26	26	0.05	OX, TR, SU
RC1344	207904	43636	-90/000	0	30	30	0.02	OX, SU

Hole	TIG Co-ordinates		Dip/Azi.	From	To	Length	Au Grade	Oxidation
	Northing mN	Easting mE		(m)	(m)	(m)	(g/t)	
RC1345	207901	43635	-60/180	0	31	31	0.09	OX, TR, SU
RC1346	207944	42688	-60/000	0	25	25	0.06	OX, SU
RC1347	207947	42688	-60/000	0	26	26	0.03	OX, TR, SU
RC1348	207983	43721	-60/180	0	22	22	0.03	OX, TR, SU
RC1349	207985	43722	-60/000	0	21	21	**1.38**	SU
				0	6	6	**4.11**	SU
				14	21	7	0.54	SU
RC1350	208105	44108	-90/000	0	20	20	0.18	OX, SU
RC1351	207844	43829	-60/226	0	31	31	0.26	OX, SU
				0	1	1	0.59	OX
				27	31	4	**1.10**	SU
RC1378	207835	44156	-90/000	0	31	31	0.90	OX, SU
				2	12	10	0.59	OX, SU
				15	31	16	**1.25**	SU
RC1379	207747	44094	-90/000	0	31	31	0.03	OX, SU
RC1380	207750	44038	-90/000	0	29	29	0.17	OX, TR, SU
				5	8	3	**1.34**	SU
RC1381	207697	44082	-90/000	0	36	36	0.06	OX, TR, SU

Note:
Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland

TIG Co-ordinates – Tabar Islands Grid established to enhance GPS unit compatibility

Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

APPENDIX 2: SAMAT GOLD ASSAY RESULTS AND DRILLHOLE DETAILS

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidation
	Northing mN	Easting mE						
RC1360	207453	44413	-90/000	0	30	30	**3.48**	OX, SU
				0	2	2	**3.88**	OX
				12	30	18	**5.28**	SU
			incl.	17	18	1	**10.70**	SU
			and	28	29	1	**23.70**	SU
RC1361	207477	44406	-90/000	0	31	31	0.43	OX, TR, SU
				5	11	6	**1.44**	OX
RC1362	207425	44414	-90/000	0	31	31	0.14	OX, TR, SU
				0	2	2	0.60	OX
				9	10	1	0.77	OX
RC1363	207445	44411	-90/000	0	30	30	0.01	OX, TR
RC1364	207472	44408	-90/000	0	30	30	0.16	OX, SU
				10	12	2	**1.02**	OX
RC1365	207585	44419	-90/000	0	41	41	0.57	OX, SU
				4	15	11	**1.91**	OX
				21	22	1	0.83	SU
RC1366	207 521	44 399	-90/000	0	35	35	0.14	OX, SU, TR
				6	8	2	**1.11**	OX
RC1367	207 543	44 397	-90/000	0	31	31	0.06	OX, SU
				15	16	1	**1.19**	OX
RC1368	207556	44417	-90/000	0	28	28	**1.30**	OX, SU
				1	3	2	0.74	OX
				6	7	1	**2.78**	OX
				10	11	1	**29.70**	SU
RC1369	207580	44414	-90/000	0	36	36	0.45	OX, SU
				0	3	3	**1.19**	OX
				8	12	4	**1.78**	OX, SU
				16	18	2	**1.27**	OX
RC1370	207603	44411	-90/000	0	31	31	0.13	OX, SU
RC1371	207624	44430	-90/000	0	31	31	0.09	OX, SU
RC1372	207641	44445	-90/000	0	31	31	0.12	OX, SU
				2	4	2	0.75	OX
RC1373	207658	44468	-90/000	0	31	31	0.08	OX, TR, SU
RC1374	207667	44571	-90/000	0	36	36	0.09	OX, SU
				8	9	1	0.59	OX
RC1375	207650	44588	-90/000	0	31	31	0.20	OX, TR, SU
				5	6	1	0.57	OX
				16	17	1	0.58	SU
RC1376	207634	44608	-90/000	0	31	31	0.66	OX, SU
				0	13	13	0.89	OX, SU
				17	18	1	0.62	SU
				22	28	6	0.84	SU
RC1377	207859	44183	-90/000	0	31	31	0.31	OX, SU
				20	21	1	0.52	SU

APPENDIX 3: ADORA GOLD ASSAY RESULTS AND DRILLHOLE DETAILS

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Length (m)	Au (g/t)	Oxidation
	Northing mN	Easting mE						
RC1354	207269	44544	-90/000	0	51	51	0.60	SU
				37	50	13	**2.29**	SU
			incl.	43	48	5	**5.03**	SU
RC1355	207256	44600	-90/000	0	49	49	0.02	TR, SU
RC1356	207233	44642	-90/000	0	31	31	0.02	OX, TR, SU
RC1357	207236	44688	-90/000	0	41	41	0.56	OX, TR, SU
				8	25	17	0.83	OX, TR, SU
			incl.	20	25	5	**1.07**	SU
				38	41	3	**1.21**	SU
RC1358	207229	44744	-90/000	0	47	47	0.34	OX, TR, SU
				12	13	1	0.99	SU
				18	28	10	**1.15**	SU
RC1359	207214	44794	-90/000	0	49	49	0.36	OX, SU
				11	15	4	0.66	SU
				23	28	5	**1.20**	SU

Note:
Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland

TIG Co-ordinates – Tabar Islands Grid established to enhance GPS unit compatibility

Simberi mineralization types are:

Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

APPENDIX 4: TALIK ASSAY RESULTS AND DRILLHOLE DETAILS

Hole	WGS84 Co-ordinates		Dip/Azi.	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidation
	mN	mE						
TA001	9691710	384370	-60/128	0.0	195.9	195.9	0.04	OX, SU
TA002	9691789	384340	-90/000	0.0	250.0	250.0	0.03	
TA003	9691732	384667	-90/000	0.0	106.0	106.0	0.05	OX, SU
TA004	9691672	384717	-90/000	0.0	92.0	92.0	0.11	OX, SU
				11.0	12.0	1.0	0.56	OX
				18.0	19.0	1.0	0.79	OX
				26.0	27.0	1.0	0.87	OX
				69.0	70.0	1.0	0.93	SU
TA005	9691784	384839	-90/000	0.0	79.0	79.0	0.11	OX, SU
				44.0	45.0	1.0	**2.13**	SU
				50.0	51.0	1.0	0.66	SU
				57.0	58.0	1.0	0.51	SU
RC2001	9691786	384302	-90/000	0.0	98.0	98.0	0.17	SU
				28.0	30.0	2.0	**5.08**	SU
RC2002DD	9691781	384340	-90/000	36.0	48.0	12.0	0.03	OX, SU
RC2003	9691934	384380	-90/000	0.0	100.0	100.0	0.12	OX, SU, TR
				32.0	35.0	3.0	**1.22**	SU
RC2004	9691717	384302	-90/000	0.0	100.0	100.0	0.05	OX, TR, SU
				77.0	78.0	1.0	0.83	SU
				87.0	88.0	1.0	0.50	SU

Note:
Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland

Tatau mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

The following copper analyses exceeding 1000 ppm were recorded for drillhole samples from the Talik prospect for the Quarter:

Hole	WGS84 Co-ordinates		Dip/Azi.	From (m)	To (m)	Intercept (m)	Cu (ppm)	Oxidation
	mN	mE						
TA001	9691710	384370	-60/128	0	195.90	195.90	432	OX, SU
				9	11	2	1103	SU
				18	19	1	1045	SU
				20	22	2	1108	SU
				25	28	3	1305	SU
				106	120	14	**2474**	SU